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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. _)*


                          Premium Standard Farms, Inc.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    74060C105
                                 --------------
                                 (CUSIP Number)


                                December 31, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 74060C105                  SCHEDULE 13G                  Page  2 of 9
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1.   Name of Reporting Person:
     S.S. or I.R.S. Identifcation No. of Above Person (Entities Only)

     ContiGroup Companies, Inc.
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2.   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [_]
                                                                     (b)  [X]
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3.  SEC Use Only


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4.   Citizenship or Place of Organization:

     Delaware
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                                5.  Sole Voting Power:         16,428,592
     Number of
      Shares                    ------------------------------------------------
   Beneficially                 6.  Shared Voting Power:       -0-
     Owned By
      Each                      ------------------------------------------------
    Reporting                   7.  Sole Dispositive Power:    16,428,592
     Person
      With                      ------------------------------------------------
                                8.  Shared Dispositive Power:  -0-

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     16,428,592
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                          [_]
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11.  Percent of Class Represented by Amount in Row (9):

     52.0%
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12.  Type of Reporting Person:

     CO
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

CUSIP No. 74060C105                  SCHEDULE 13G                  Page  3 of 9
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1.   Name of Reporting Person:
     S.S. or I.R.S. Identifcation No. of Above Person (Entities Only)

     Paul J. Fribourg
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2.   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [_]
                                                                     (b)  [X]
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3.  SEC Use Only


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4.   Citizenship or Place of Organization:

     United States
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                                5.  Sole Voting Power:         16,428,592
     Number of
      Shares                    ------------------------------------------------
   Beneficially                 6.  Shared Voting Power:       -0-
     Owned By
      Each                      ------------------------------------------------
    Reporting                   7.  Sole Dispositive Power:    16,428,592
     Person
      With                      ------------------------------------------------
                                8.  Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     16,428,592
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9):

     52.0%
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12.  Type of Reporting Person:

     IN
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

CUSIP No. 74060C105                  SCHEDULE 13G                  Page  4 of 9
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Item 1.         (a)     NAME OF ISSUER

                        Premium Standard Farms, Inc. (the "Company").

                (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                        805 Pennsylvania Avenue, Suite 200
                        Kansas City, Missouri  64105

Item 2.         (a)     NAMES OF PERSONS FILING

                               This Statement is being filed on behalf of each
                        of the following persons (collectively, the "Reporting Persons"):

                        (i) ContiGroup Companies, Inc., a Delaware corporation ("ContiGroup"); and

                        (ii)   Paul J. Fribourg.

                (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE

                        The address of the principal business offices of the Reporting Persons is 277 Park Avenue, New York, NY 10172.

                (c)     CITIZENSHIP

                        (i)     ContiGroup - a Delaware corporation

                        (ii)    Mr. Fribourg - a United States citizen

                (d)     TITLE OF CLASS OF SECURITIES

                        Common Stock, par value $0.01 per share (the "Common Stock" or "Shares")

                (e)     CUSIP NUMBER

                        74060C105

CUSIP No. 74060C105                  SCHEDULE 13G                  Page  5 of 9
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Item 3.         This statement is not being filed pursuant to either Rule
                13d-1(b) or 13d-2(b) or (c).

Item 4.         OWNERSHIP.

                (a)     AMOUNT BENEFICIALLY OWNED:

                        Each of the Reporting Persons may be deemed to beneficially own an aggregate of 16,428,592 Shares.

                (b)     PERCENTAGE OWNED:

                        Based on calculations made in accordance with Rule 13d-3(d), and there being 31,613,107 Shares outstanding as of December 31, 2005, each of the Reporting Persons may be deemed to beneficially own approximately 52.0% of the outstanding Common Stock.

                (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS SOLE POWER TO VOTE, SHARED POWER TO VOTE, SOLE POWER TO DIRECT THE DISPOSITION OR SHARED POWER TO DIRECT THE
                        DISPOSITION:

                        (i) ContiGroup has sole power to direct the voting and disposition of the 16,428,592 Shares beneficially owned by the Purchaser.

                        (ii) By virtue of being the Chairman, Chief Executive Officer and President of ContiGroup, Mr. Fribourg may be deemed to share voting and investment power with respect to the 16,428,592 Shares owned directly by ContiGroup. In addition, Mr. Fribourg is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Fribourg's family that collectively control a majority interest in ContiGroup.

Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not applicable.

Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable.

CUSIP No. 74060C105                  SCHEDULE 13G                  Page  6 of 9
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Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable.


Item 9.         NOTICE OF DISSOLUTION OF GROUP

                Not applicable.

Item 10.        CERTIFICATION

                Not applicable.



                   [Remainder of Page Intentionally Left Blank]

CUSIP No. 74060C105                SCHEDULE 13G                    Page  7 of 9
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                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2006

                                        CONTIGROUP COMPANIES, INC.



                                        By: /s/ Paul J. Fribourg
                                            --------------------------------
                                            Name:  Paul J. Fribourg
                                            Title: Chief Executive Officer



                                        /s/ Paul J. Fribourg
                                        ------------------------------------
                                        Paul J. Fribourg

CUSIP No. 74060C105               SCHEDULE 13G                     Page  8 of 9
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                                 EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.